地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building
5015 Shennan East Road,	TEL: 86-755-82070966

Shenzhen, China 518015	FAX: 86-755-82071998

Date:         May 5, 2009

To:            Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:        Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:            Zhaoheng Hydropower Company
Item 4.02  Form 8-K
Filed April 15, 2009
File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K furnished on April 15, 2009, which was dated April 17, 2009 and received on April 28, 2009. We are in the process of preparing our responses to the Commission’s comments. However, we will require additional time to liaise with our auditor and external advisor to prepare our responses.  As such, we hereby respectfully submit to the Commission our request for an extension of the submission date from May 5, 2009 (being five business days from the date of receipt of the Commission’s comments) to May 31, 2009.

Thank you in advance for your favorable consideration and the granting of the extension.

With best regards,

Guosheng Xu
Chief Executive Officer